Exhibit 99.11

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Shareholders’ Meeting”) of the holders (collectively, the “BRND Shareholders”) of (i) Class A restricted voting shares of BRND (the “BRND Class A Restricted Voting Shares”) and (ii) Class B shares of BRND (the “BRND Class B Shares”, and together with the BRND Class A Restricted Voting Shares, the “BRND Shares”) of Mercer Park Brand Acquisition Corp. (“BRND”, the “Corporation” or “our”) is scheduled to be held via live webcast on June 2, 2021 at 11:00 a.m. (Toronto time), for the following purposes:

1.	To consider, and, if thought advisable, to pass a special separate resolution (the “Transaction Resolution”), the full text of which is set forth in Appendix “A” attached to the accompanying management information circular (the “Circular”), to:

•	approve BRND’s qualifying transaction (the “Transaction”), pursuant to which, among other things, BRND proposes to merge with GH Group, Inc. (“GH Group”) for a value (payable to sellers of GH Group that are non-accredited investors in cash and payable to all other such sellers in shares) of US$325 million pursuant to the terms of the definitive merger agreement in respect thereof (as it may be amended), which includes authorizing the issuance of: (i) subordinate, restricted or limited voting shares of BRND (“Equity Shares”) issuable upon the exchange of certain exchangeable shares; (ii) nominal value multiple voting shares of BRND (“Multiple Voting Shares”) to the founders of GH Group for nominal consideration; (iii) US$85 million in Equity Shares (priced at US$10.00 per share) upon the conversion of certain private placement shares of a wholly-owned subsidiary of BRND; (iv) US$175 million in Equity Shares (US$100 million of which shall be priced at US$10.00 per share and US$75 million of which shall be priced based on the volume weighted average price of the Equity Shares for twenty (20) consecutive trading days immediately prior to October 31, 2024 and which shall vest pursuant to a defined formula) pursuant to a series of agreements whereby GH Group has the option, subject to satisfactory completion of due diligence and other conditions, to acquire a large greenhouse farm complex located in southern California; and (v) up to US$24 million in Equity Shares (priced at US$10.00 per share) pursuant to a Merger and Exchange Agreement dated as of February 23, 2021 between GH Group and Element 7, LLC (“Element 7”), whereby GH Group has the right, subject to satisfactory completion of due diligence, to merge with up to 17 subsidiary entities of Element 7 which are in the process of applying for up to 17 state and local retail cannabis licenses in California, by way of a separate merger for each entity;

•	approve the amendment of the notice of articles and articles of BRND (the “Articles”), as set out in Schedule “A” to the Transaction Resolution attached as Appendix “A” to the Circular, to:

•	create two new share classes of the Corporation, being the restricted voting shares (“Restricted Voting Shares”) and the limited voting shares (“Limited Voting Shares”), and to attach special rights and restrictions to those shares, including applying coattail terms to such shares similar to those applicable to the existing subordinate voting shares of the Corporation (“Subordinate Voting Shares”);
•	amend the special rights and restrictions attached to the existing Subordinate Voting Shares, including without limitation, by amending the requirements on who may hold Subordinate Voting Shares;

•	amend the special rights and restrictions attached to the existing Multiple Voting Shares in order to convert the terms of such class of shares into nominal value preferred shares with a US$0.001 per share redemption and liquidation value (rounded down to the nearest cent taking into account all Multiple Voting Shares being redeemed or liquidated at the relevant time by the applicable holder), carrying 50 votes per share, having limited transferability and being subject to a three (3)-year sunset provision, at which time they would be automatically redeemed;

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•	amend the special rights and restrictions attached to the BRND Class A Restricted Voting Shares and BRND Class B Shares so that, effective simultaneously with the closing of the acquisition of GH Group, the unredeemed BRND Class A Restricted Voting Shares and BRND Class B Shares shall be converted on a one-for-one basis into Equity Shares (with the result that, immediately following the closing of the Transaction, the non-redeemed BRND Class A Restricted Voting Shares and BRND Class B Shares will be converted into Equity Shares); and

•	create a new class of shares of the Corporation, being the preferred shares, which will be unlimited in number and be issuable in series with such terms as are determined by the board of directors of the Corporation from time to time (it is not intended that such preferred shares will be used for anti-takeover purposes);

•	approve a second amendment of the notice of articles and Articles, following the redemption and/or conversion of the BRND Class A Restricted Voting Shares and BRND Class B Shares, as applicable, to:

•	alter the authorized share structure of BRND to remove the BRND Class A Restricted Voting Shares and BRND Class B Shares; and
•	adopt amended and restated articles substantially in the form set out in Schedule “B” to the Transaction Resolution attached as Appendix “A” to the Circular.

The Transaction Resolution will be required to be approved by: (i) a special separate resolution of the holders of BRND Class A Restricted Voting Shares; (ii) a special separate resolution of the holders of BRND Class B Shares; (iii) an ordinary resolution of the minority holders of BRND Class A Restricted Voting Shares (i.e., other than those held by (A) the GH Group Founders4, and (B) the holders of BRND Class B Shares and other persons not permitted to vote thereon under Ontario Securities Commission Rule 56-501 – Restricted Shares); and (iv) a special resolution of all BRND Shareholders, voting together as if they were a single class.

The Transaction Resolution will also provide that, upon closing of the Transaction, the initial auditors of the Corporation will be Macias, Gini and O’Connell LLP and that the directors are authorized to fix the remuneration thereof.

2.	To consider, and, if thought advisable, to pass an ordinary resolution (the “Equity Incentive Plan Resolution”), the full text of which is set forth in Appendix “B” attached to the accompanying Circular, to approve, conditional on the closing of the Transaction, the proposed Equity Incentive Plan, which includes authorizing the grant of rights to acquire up to 16,406,629 Equity Shares.

The Equity Incentive Plan Resolution will be required to be approved by an ordinary resolution of all BRND Shareholders, voting together as if they were a single class of shares.

3.	To elect Kyle Kazan, Graham Farrar, Jamie Mendola, Jocelyn Rosenwald, Lameck Humble Lukanga, George Raveling, Bob Hoban and Hector De Le Torre, on an individual basis, as directors of the Corporation (the “Resulting Issuer Board”) to hold office conditional upon closing of the Transaction.

The election of the nominees to the Resulting Issuer Board will be required to be approved, on an individual basis, by a simple majority of the votes cast by all BRND Shareholders, voting together as if they were a single class of shares.

4.	To transact such further or other business as may properly come before the Shareholders’ Meeting or any adjournment(s) or postponement(s) thereof.

4 The GH Group Founders do not, as of the date hereof, hold, beneficially own or control, directly or indirectly, any BRND Class A Restricted Voting Shares.

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Out of an abundance of caution, to proactively deal with the unprecedented public health impact of the novel coronavirus disease, also known as COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold the Shareholders’ Meeting in a virtual-only format, which will be conducted via live audio webcast. All BRND Shareholders, regardless of their geographic location, will have an equal opportunity to participate in the Shareholders’ Meeting and engage with directors and management of BRND as well as with other BRND Shareholders. BRND Shareholders will not be able attend the Shareholders’ Meeting in person. At the Shareholders’ Meeting, if you virtually attend, you will have the opportunity to ask questions and vote on the Transaction and a number of important related matters. Alternatively, you may vote by proxy (if you are a registered shareholder) or by following the instructions on the voting information form (if you are a beneficial shareholder), in each case, by following the applicable directions.

The record date for the determination of registered BRND Shareholders entitled to receive notice of and to vote at the Shareholders’ Meeting is the close of business on May 3, 2021 (the “Record Date”). Only BRND Shareholders whose names are entered in the register of BRND Shareholders as of the close of business on the Record Date will be entitled to receive notice of, and to vote their shares at, the Shareholders’ Meeting. Registered BRND Shareholders and duly appointed proxyholders will be able to virtually attend, participate, vote and ask questions at the Shareholders’ Meeting online at https://web.lumiagm.com/207586819. Beneficial shareholders of BRND (being shareholders who hold their shares through a securities dealer or broker, bank, trust company or trustee, custodian, nominee or other intermediary), who have not duly appointed themselves as their proxy will be able to virtually attend the Shareholders’ Meeting only as guests and to listen to the webcast but not be able to participate, ask questions or vote at the Shareholders’ Meeting. This notice of annual and special meeting of BRND Shareholders is accompanied by (i) the Circular, (ii) a form of proxy (for registered shareholders), and/or (iii) a voting instruction form (for beneficial shareholders). A letter of transmittal will be available upon a request being made to the Corporation.

As a result of the foregoing, among other things, all BRND Class A Restricted Voting Shares in respect of which valid notices of redemption in respect of the Transaction have been deposited by the Redemption Deposit Deadline (as defined in the Circular) and not withdrawn will be redeemed by BRND effective immediately prior to the closing of the Transaction (the “Effective Time”), and, upon receipt by each such BRND Shareholder of the redemption amount for their BRND Class A Restricted Voting Shares in accordance with the constating documents of BRND, each such redeeming BRND Shareholder shall cease to have any rights as a registered BRND Shareholder, and such BRND Class A Restricted Voting Shares shall be cancelled and cease to be outstanding.

The specific details of the matters proposed to be put before the Shareholders Meeting are set forth in the Circular accompanying this Notice. The full text of the Transaction Resolution and the Equity Incentive Plan Resolution are set out in Appendices “A” and “B”, respectively, to the Circular. A form of proxy or voting instruction form also accompanies this Notice.

If the Transaction Resolution is not approved by the registered BRND Shareholders at the Shareholders’ Meeting, the Equity Incentive Plan Resolution will not be proceeded with at the Shareholders’ Meeting.

A registered BRND Shareholder may virtually attend the Shareholders’ Meeting or may be represented by proxy. If you are a registered BRND Shareholder and you are unable to virtually attend the Shareholders’ Meeting, we encourage you to vote by completing the enclosed form of proxy or, alternatively, electronically or by telephone, in each case in accordance with the enclosed instructions. Voting by proxy will not prevent you from voting virtually at the Shareholders’ Meeting if you virtually attend the Shareholders’ Meeting and will ensure that your vote will be counted if you are unable to virtually attend. A proxy will not be valid for use at the Shareholders’ Meeting unless the completed form of proxy is delivered to the offices of BRND’s transfer agent, Odyssey Trust Company, at Suite 702, 67 Yonge St., Toronto, Ontario, Canada M5E 1J8, Attention: Proxy Department prior to 11:00 a.m. on May 31, 2021 or, if the Shareholders’ Meeting is adjourned, at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the reconvening of the Shareholders’ Meeting. A person appointed as a proxyholder need not be a shareholder.

If you are a non-registered BRND Shareholder, please refer to the section in the Circular entitled “General Proxy Information — Advice to Beneficial BRND Shareholders” as well as the instructions set out in the voting instruction form or other instructions received from your financial intermediary for information on how to vote your BRND Shares.

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Registered holders of BRND Class A Restricted Voting Shares have the right to redeem all or a portion of their BRND Class A Restricted Voting Shares in accordance with their terms, provided that they deposit or, in the case of non-registered shareholders, instruct the applicable participant in the depository, trading, clearing and settlement systems administered by CDS Clearing and Depositary Services Inc. (“CDS”) to cause CDS to deposit their shares for redemption prior to 5:00 p.m. (Toronto time) on June 2, 2021. Notwithstanding the foregoing redemption right, no registered holder of BRND Class A Restricted Voting Shares, together with any affiliate of such holder or other person with whom such holder or affiliate is acting jointly or in concert, will be permitted to redeem more than an aggregate of 15% of the number of BRND Class A Restricted Voting Shares issued and outstanding. Redemptions of BRND Class A Restricted Voting Shares shall be funded out of BRND’s escrow account, which, as of April 29, 2021, consisted of US$407,590,197 or approximately US$10.11 per Class A Restricted Voting Share (net of applicable taxes).

DATED at New York, New York, this 12th day of May, 2021.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Jonathan Sandelman”

Jonathan Sandelman

Chairman and Director

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